UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G





Neurbo
Pharmaceuticals,
Inc.


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Common Stock, Par Value
..001 per share
64132R206




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Strategic Risk, LLC. 228 Park Ave S. PMB 828333 NY, NY 10003
 (Name, Address and Telephone
Number of Person Authorized to
Receive Notices and
Communications)

March
20, 2023
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
?	Rule 13d-1(b)
?X Rule 13d-1(c)
?	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP
No.


64132
R206


13G	Page 2 of 3 Pages





1.	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Strategic Risk, LLC. EIN: 92-2981683

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a)  ?
(b)  ?

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION
United States, New York


NUMBER
OF SHARES
BENEFICIA
LLY


5.	SOLE
VOTIN
G
POWER

	1, 202, 833


OWNED BY
EACH
REPORTIN
G PERSON
WITH


6.	SHARE
D
VOTIN
G
POWER

	00,00
0
7.	SOLE
DISPO
SITIV
E
POWER
1
,

2
0
2
,

8
3
3

8.	SHARE
D
DISPO
SITIV
E
POWER



00,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1, 202, 833

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES
(see instructions)  ?

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.3%

12.	TYPE OF REPORTING PERSON (see instructions)
PN




CUSIP
No.



64132R
206



13G	Page 3 of 3 Pages





Item 1.



(a)	Name of
Issuer


Neurbo
Pharmaceutica
ls, Inc. (the
Issuer)





(b)	Address of Issuer?s
Principal Executive
Offices


Item 2.


200 Barkley Street, office
19th Fl. Boston, MA 02116





(a)	Name of
Person
Filing


Strategic Risk,
LLC.



(b)	Address of the Principal Office or, if none, residence	228
Park Ave S. PMB 828333 NY, NY 10003



(c)	Citiz
enshi
p


United
States



(d)	Title of Class of Securities Common Stock, Par Value .001
per share

(e)	CUSIP Number	64132R206


Item 3. If this statement is filed pursuant to ??240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	?	Broker or dealer registered under section 15 of the Act
(15 U.S.C. 78o).
(b)	?	Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
78c).
(c)	?	Insurance company as defined in section 3(a)(19) of the
Act (15 U.S.C. 78c).


(d)	?	Investment company registered under section 8 of the
Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	?	An investment adviser in accordance with ?240.13d-
1(b)(1)(ii)(E);
(f)	?	An employee benefit plan or endowment fund in accordance
with ?240.13d-1(b)(1)(ii)(F);
(g)	?	A parent holding company or control person in accordance
with ?240.13d-1(b)(1)(ii)(G);
(h)	?	A savings associations as defined in Section 3(b) of the
Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	?	A church plan that is excluded from the definition of
an investment company under section 3(c)(14) of the
Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	?	Group, in accordance with ?240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.



(a)	Amount
beneficially
owned:


1, 202, 833 shares
of common stock


(b)	Percent
of
class:


6.3%


(c)	N umber of shares as to
which the person has:
(i)	Sole power to vote or
to direct the vote .
00


1,202,833


(ii)	Shared power to vote or to direct the vote .  00


(iii)	Sole power to dispose or
to direct the disposition
of .


1,202,833


(iv)	Shared power to dispose or to direct the disposition of .
00

Instruction. For computations regarding securities which represent a right to acquire an underlying security see
?240.13d-3(d)(1).

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the
beneficial owner of more than five percent of the class of
securities, check the following	? .

Instruction. Dissolution of a group requires a response to this item.

Item 6. Ownership of More than Five Percent on Behalf of Another
Person.



Item 7. Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on By the Parent Holding
Company.



Item 8. Identification and Classification of Members of the Group.



Item 9. Notice of Dissolution of Group.


Item 10. Certification.

(  a  )	The following certification shall be included if the
statement is filed pursuant to ?240.13d-1(c):
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.








CUSIP
No.


64132R
206


13G	Page 3 of 3 Pages





   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


	3/21/2023
Date

	/s/
Signature
 Matthew Miller / Managing
Partner
Name/Title